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                           August 25, 2021

       Chad Plotkin
       Chief Financial Officer
       Clearway Energy, Inc.
       300 Carnegie Center
       Suite 300
       Princeton, NJ 08540

                                                        Re: Clearway Energy,
Inc.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2020
                                                            Filed March 1, 2021
                                                            File No. 001-36002

       Dear Mr. Plotkin:

               We have reviewed your June 1, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 20, 2021 letter.

       Form 10-K for the Fiscal Year ended December 31, 2020

       Management's Discussion and Analysis of Financial Condition and the Results of Operations
       Consolidated Results of Operations, page 53

   1. We understand from your response to prior comment one that you are proposing to revise the "Economic Gross
Margin" label that you have been using to    Adjusted Gross Margin
                                                        and to change your
reconciliation for this non-GAAP measure to utilize total operating revenues as the most
directly comparable GAAP measure.

                                                        However, we continue to
believe that you should present gross margin in accordance with
                                                        GAAP, as defined in the
FASB Master Glossary, as the most directly comparable GAAP
                                                        measure for use in the
reconciliation that is required by Item 10(e) of Regulation S-K.
 Chad Plotkin
Clearway Energy, Inc.
August 25, 2021
Page 2

         Unless you are able to show how a measure that is unburdened by any expense would be more comparable than Gross Margin to your measure of Adjusted Gross Margin, please further revise your non-GAAP disclosures as requested in prior comment one.
        You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Lily
Dang, Staff Accountant, at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameChad Plotkin                             Sincerely,
Comapany NameClearway Energy, Inc.
                                                           Division of
Corporation Finance
August 25, 2021 Page 2                                     Office of Energy &
Transportation
FirstName LastName